SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 20 February 2006

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

Enclosures: SENS announcement dated 16 February 2006

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE - SOL
NYSE - SSL
("Sasol")

SASOL RESPONDS TO STATEMENTS IN SOUTH AFRICA'S 2006 BUDGET SPEECH

The South African Minister of Finance, Mr Trevor A Manuel, in his budget speech to
parliament yesterday announced that a task team would be appointed to examine the issue
of a potential windfall gains tax on members of the Synthetic Fuel Industry.

It is currently not possible to determine the potential impact of this statement. Sasol will be
interacting with Government to obtain greater clarity on the statements made in parliament.

16 February 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 20 February 2006

By: /s/ N L Joubert
        Name: Nereus Louis Joubert
        Title: Company Secretary